

December 12, 2013

Via E-Mail
Jerome Rouquet
Chief Financial Officer
Federal-Mogul Corporation
26555 Northwestern Highway
Southfield, Michigan 48033

      Re: Federal-Mogul Corporation
              Form 10-K for the Year Ended December 31, 2012
              Filed February 28, 2013
              Form 10-Q for the Quarter Ended September 30, 2013
              Filed October 24, 2013
              File No. 001-34029

Dear Mr. Rouquet:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Notes to the Financial Statements

Note 9. Goodwill and Other Intangible Assets, page 81

1. We note your disclosure that during the fourth quarter of 2012, you determined that you were not properly accounting for alleged defective products as you were recording an expense when a claim was made by a customer as opposed to at the point of sale, and you determined you needed to increase the alleged defective products liability by $37 million as of December 31, 2012. We also note your disclosure that because the error predates your emergence from bankruptcy on December 27, 2007, you have recorded this additional liability with an offset to goodwill. Please explain to us in greater detail the

facts and circumstances surrounding the error, including the impact of your improper accounting treatment on your financial statements from the time of emergence from bankruptcy through December 31, 2012. As part of your response, tell us the impact to the income statement for each of the periods presented in your financial statements. Please tell us why you believe this error predates the emergence from bankruptcy and tell us why you believe it was appropriate to correct the error in the 2012 financial statements rather than restating the applicable prior periods. Also, please note that we generally believe that subsequent adjustments to fresh-start reporting should be included in the determination of net income/loss in the period in which the adjustment is determined. Please explain to us why you believe you have appropriately accounted for this error, or alternatively, please revise to recognize the expense related to this additional liability in the statements of operations.

2. Similarly, please tell us why you believe it was appropriate to increase goodwill and decrease PP&E by $8 million in 2012 to correct for PP&E that was incorrectly valued in fresh-start accounting. Please advise or revise to record this as a charge to the income statement.

Form 10-Q for the Quarter Ended September 30, 2013

Note 1. Basis of Presentation

3. We note your disclosure that in December 2012, Icahn sourcing, a related party, advised the Company that effective January 1, 2013 it would restructure its ownership and change its name to Insight Portfolio Group. In connection with the restructuring, you acquired a minority equity interest in Insight and agreed to pay a portion of Insight's operating expenses in 2013. Please explain to us and revise to disclose in the notes to the financial statements, how you accounted for the acquisition of this minority equity interest in January 2013, and how you account for the operating expenses paid on behalf of Insight during 2013.

Note 4. Discontinued Operations

4. We note that in during 2013, you disposed of, or entered into agreements to sell, several businesses and have treated these businesses as discontinued operations as of the date of disposal or signed agreement. We also note that on April 25, 2013, July 22, 2013, and November 1, 2013, you furnished Form 8-Ks which disclose certain portions of the 2012 Form 10-K which have been revised to retroactively reflect these discontinued operations. Further, we note that due to the adjustment for discontinued operations, net loss from continuing operations before income taxes has been reduced for the years ended December 31, 2012 and 2011. Please note that when you file the Form 10-K for the year ended December 31, 2013, you must recompute the significance for each fiscal year presented under Rule 3-09 of Regulation S-X, even if one or more fiscal years pre-

dates the discontinued operation period, using the historical financial statements that have been retrospectively adjusted to give effect to the discontinued operation. Especially in regards to the year ended December 31, 2011, it appears that previously insignificant investees may become significant as a result of the discontinued operation. Please confirm your understanding and intent to perform this analysis prior to filing the 2013 Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief